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[KIRKLAND & ELLIS LOGO]

200 East Randolph Drive Chicago, Illinois 60601
Andrew J. Terry
To Call Writer Directly:	312 861-2200	Facsimile:
312 861-2192		312 861-2000
aterry@kirkland.com
www.kirkland.com

May 11, 2005

VIA TELECOPY, EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549
(202) 942-1864

Attention:	Pamela Long Craig Slivka Tracey McKoy Alfred Parot
	Re:	Synagro Technologies, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No.: 333-122351 Date Filed: April 27, 2005

Dear Ladies and Gentlemen:

        On behalf of Synagro Technologies, Inc., a Delaware corporation (the "Company"), attached please find revised pages to the above-captioned Registration Statement of the Company (the "Registration Statement") in response to the comment letter sent to Mr. Robert C. Boucher, the Company's Chief Executive Officer and President, dated May 5, 2005 from the staff of the Commission (the "Staff").

        For ease of reference, we have reproduced the Staff's comments herein and have set forth below each of the Company's responses. We have referenced in the Company's responses the appropriate page number of the prospectus to be contained in the Company's Amendment No. 3 to the Registration Statement (the "Prospectus"). The attached revised pages of the Prospectus have been marked to show changes from the form of prospectus contained in Amendment No. 2 to the Registration Statement as filed on April 27, 2005. The Company intends to file Amendment No. 3 with the Securities and Exchange Commission promptly upon resolving any outstanding comments with the Staff.

London        Los Angeles        New York        San Francisco        Washington, D.C.

        Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General:

        (1) Staff's comment:    Please note that upon filing of the executed underwriting agreement, we may have comments on it and related disclosure.

                Response:    We note the Staff's comment. The current form of underwriting agreement will be filed as Exhibit 1.1 to Amendment No. 3.

Minimum Adjusted EBITDA. page 29

        (2) Staff's comment:    Please disclose herein whether the $27.2 million of transaction write-offs (p.43) will have an adverse effect on your debt covenant compliance or your ability to pay dividends. Additionally, if the $27.2 million was not included in the projected minimum adjusted EBITDA of $65.8 million, please disclose that fact herein and tell us where in the debt agreement it allows for the exclusion of these costs.

                Response:    We have revised our disclosure on page 33, 35 and 34 of the Prospectus in response to the Staff's comment. The definition of "Consolidated EBITDA," in the Company's credit agreement, dated as of April 29, 2005 specifically excludes the $27.2 million of transaction write-offs referenced in the Registration Statement. The Company intends to file the credit agreement as an exhibit to Amendment No. 3.

Management's Discussion and Analysis. page 42

        (3) Staff's comment:    Your response to prior comment 6 indicates that the substantial increase in cost and estimated earnings in excess of billings relates to two contracts accounted for under the percentage-of completion method. We assume that these contracts relate to the new drying facility (p. 64) and the Honolulu pelletization facility (p.66). If not, then please provide a disclosure in the Business section about the two contracts.

                Response:    One of the contracts referenced is the Honolulu contract which is the same contract that is referenced on pages 64 and 66. The other contract is with the City of Providence. See response to comments 4 and 7 below for further discussion of these two projects. We have revised the business section on pages 61 and 62 to further describe these two contracts.

        (4) Staff's comment:    On page 45, you disclose that "contract revenues include $6.7 million of revenue in 2004 on a contract that was originally expected to be completed over a multi-year period. Excluding this work. contract revenues increased 5 percent in 2004 compared to 2003. It is unclear why you addressed only one of the two contracts when analyzing your percentage of growth for contract revenue. MD&A should enable readers to fully understand the impact of both long-term construction contracts on your revenues and earnings. This expanded disclosure is necessary given the material impact and the irregular frequency of such contracts. Please revise the disclosure to address both projects and provide relevant details such as the irregular frequency of such construction contracts, the period(s) in which construction is expected to be completed, the amount of revenue recognized in 2004, the remaining revenue to be recognized on the contracts. and the extent to which these contracts either adversely or positively impacted the operating income profit margin for the Residuals Management operations segment.

                Response:    There are two contracts accounted for under the percentage of completion method of accounting, one contract is for the design, construction and operations of a bio-solids dryer facility and the other contract is for the removal and disposal of bio-solids from a lagoon over a 5 year period. We include new dryer facility construction contracts in design/build revenues until they commence operations. Once they commence operations, the operating revenues are included in contract revenues. We include contracts to remove and recycle bio-solids from lagoons over multi year periods in contract revenue. Accordingly, the dryer construction contract accounts for the majority of the $5.9 million change in design build work discussed on page 42 and the multi-year lagoon cleanout contract accounts for the $6.7 million of contract revenue that was specifically mentioned as a reason for the change in contract revenue on page 42. We have revised MD&A on pages 48 and 49 of the Prospectus to better explain the above and to add the additional disclosure requested by the staff regarding these two contracts.

        (5) Staff's comment:    The two contracts appear to have had an adverse impact on your 2004 liquidity. In this regard, we note the revised disclosure on p. 49 that $4.7 million of construction costs incurred in 2004 are not billable until sometime after 2005. Please clarify in MD&A whether an adverse liquidity impact is expected in 2005. Also, in a supplemental letter, please explain to us the business purpose of granting these seemingly adverse customer payment terms. Consider also the disclosures outlined in Article S-O2.3(c) of Regulation S-X.

                Response:    Costs incurred on these two contracts are expected to be covered by billings and related cash receipts in 2005 and are therefore not expected to significantly impact our liquidity in 2005. See the supplemental for comment 7 for additional analysis discussion of the contract payment terms. See page 52 of the Prospectus, where we have clarified in MD&A that the two contracts are not expected to have an adverse impact on liquidity in 2005. Also, see pages F-15 and F-16 of the notes to the financial statements where we have added the additional disclosures requested pursuant to Article 5-02.3(c) of Regulation S-X.

        (6) Staff's comment:    The revised disclosure on page 48 indicates that payments to certain subcontractors will not be made until after you have received payment from the customer. If these subcontractor liabilities relate to the $4.7 million long-term asset, then it appears that the liability should also be classified as long-term. Please revise or clarify the disclosure.

                Response:    The referenced subcontractor liabilities do not relate to the $4.7 million long-term asset. We have added clarifying disclosures that these amounts will be paid in 2005 on page 48 of the Prospectus.

Revenue Recognition

        (7) Staff's comment:    In evaluating your response to prior comment 6, we are unable to determine whether you are contractually obligated to operate the 2 facilities that you are currently constructing. Such a continuing obligation may impact the appropriate revenue recognition for these transactions. Other factors that create an uncertainty over the proper accounting for the two contracts include (a) the extended delay in your ability to bill for costs incurred and (b) the 2004 recognition of contract receivables that you do not expect to collect until "an extended period following completion of the contract" (p. F-35). In a letter of supplemental information, please tell us why you believe percentage-of-completion to be the appropriate method for revenue recognition for the two contracts. Address whether any consideration was given to either the completed contract method, EITF 00-21, or any other applicable accounting methods. Please discuss the key contract terms that you believe are most relevant in determining the proper accounting treatment. In this analysis, please address all continuing obligations, any contingent liabilities to the customer, the terms under which you receive payment for work performed, and the accounting basis and valuation method you relied on when booking the receivables that will not be collected until an extended period following completion of the contract. To expedite our analysis of this issue, please provide us with copies of the two contracts.

                Response:    We have separately provided on a supplemental basis the requested support for the use of the percentage of completion method of accounting for the two contracts, attached hereto as Exhibit A. We have also supplementally provided the Staff with copies of the two contracts as requested.

Segment Disclosure

        (8) Staff's comment:    We examined the reports that are reviewed by your chief operating decision maker and it is unclear to us how you concluded that the 4 geographic operating segments have similar economic characteristics (p. 58). We note that (i) revenues are down from 2003 to 2004 for the South while in the other regions revenues have increased, (ii) the Northeast's gross profit and EBITDA margins decreased from 2003 to 2004, while margins for the other regions increased, (iii) the Northeast has substantially higher gross profit and EBITDA margins then the other 3 regions, (iv) the Central region doesn't appear similar to the other regions when considering its gross profit and EBITDA margins. Please tell us why you believe that the four operating segments meet the aggregation criteria set forth in paragraph t 7 of SFAS 131 when it does not appear that they have similar economic characteristics. Alternatively, please expand the SF AS 131 segment disclosure to break-out the Residuals Management Operations segment into the 4 geographic regions.

                Response:    We have separately provided on a supplemental basis the requested support for the aggregation of the 4 geographic segments and how they have similar economic characteristics, which is attached hereto as Exhibit B.

Principal and Selling Stockholders. page 82

        (9) Staff's comment:    Please revise the selling stockholder table to include a separate column for those shares being redeemed by Synagro.

                Response:    We have revised our disclosure on page 87 of the Prospectus in response to the Staff's comment.

Legal Opinion

        (10) Staff's comment:    In paragraphs (d), (e), and (f) of the legal opinion, please remove the language "subject to the terms of the Rights Agreement."

                Response:    We have removed the language "subject to the terms of the Rights Agreement in paragraphs (d), (e), and (f) of the legal opinion in response to the Staff's comment. We have supplementally attached a draft of our legal opinion as Exhibit C to this letter.

Form 10-K for the fiscal year ended December 31. 2004

        (11) Staff's comment:    Please disclose who identified your control weaknesses and state when you believe these weaknesses began.

                Response:    Our proposed disclosure in response to the Staff's comment is set forth in Exhibit D attached supplementally hereto.

*        *        *        *        *

        We hope that the foregoing has been responsive to the staff's comments. In accordance with Rule 461 of Regulation C, we would like the effective date of the Registration Statement to be accelerated as soon as possible. Accordingly, it would be greatly appreciated if you could advise the undersigned at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming.

        The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities contemplated by its Registration Statement.

        Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2192.

Very truly yours,
/s/ ANDREW J. TERRY Andrew J. Terry

EXHIBIT A

        [Supplementally provided to the Staff]

EXHIBIT B

        [Supplementally provided to the Staff]

EXHIBIT C

Exhibit 5.1

KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS
200 East Randolph Drive Chicago, Illinois 60601
312 861-2000
www.kirkland.com	Facsimile: 312 861-2200

May    , 2005

Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057

Ladies and Gentlemen:

        We are acting as special counsel to Synagro Technologies, Inc., a Delaware corporation (the "Company"), in connection with the proposed registration by the Company of 38,631,346 shares of its common stock, par value $.002 per share (the "Common Stock") and the attached preferred share purchase rights (the "Rights") attached to the Common Stock (collectively, the "Shares"), pursuant to a Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "Commission") on the date hereof, under the Securities Act of 1933, as amended (the "Act") (such Registration Statement, as amended or supplemented, is hereinafter referred to as the "Registration Statement"). Of the Shares to be registered pursuant to the Registration Statement, up to 9,713,024 shares are being offered by the Company (the "Primary Shares") and up to 28,918,322 shares are being offered by the selling stockholders named in the Registration Statement (the "Secondary Shares"). For purposes of this opinion, the terms Primary Shares and Secondary Shares also refers to any additional Shares included pursuant to Rule 462(b) under the Act.

        In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the corporate and organizational documents of the Company, including the Certificate of Incorporation of the Company and the Certificate of Amendment to the Certificate of Incorporation of the Company, (ii) the Rights Agreement, dated as of December 20, 1996, between Synagro Technologies, Inc. and Intercontinental Registrar & Transfer Agency, Inc., as Rights Agent, and (iii) minutes and records of the corporate proceedings of the Company with respect to the issuance and sale of the Primary Shares and, as applicable, the original issuance of the Secondary Shares.

        For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. We have not independently established or verified any facts relevant to the opinions expressed herein, but have relied upon statements and representations of the selling stockholders and officers and other representatives of the Company.

        Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

        (a)   When the Registration Statement becomes effective under the Act, when the Board of Directors and the Pricing Committee of the Company have taken all necessary action to approve the issuance and sale of the Primary Shares and when appropriate certificates representing the Primary Shares are duly countersigned and registered by the Company's transfer agent/registrar and delivered to the purchasers of the Primary Shares against payment of the agreed consideration, the Primary Shares will be validly issued, fully paid and nonassessable.

        (b)   The Secondary Shares issued and outstanding as of the date of this opinion have been duly authorized, validly issued and fully paid and are nonassessable.

        (c)   The Secondary Shares that are not issued and outstanding as of the date of this opinion will, when such Secondary Shares are issued upon conversion of the Company's Series D Redeemable Preferred Stock and Series E Redeemable Preferred Stock and certificates representing such Secondary Shares have been duly executed, countersigned by the Company's transfer agent/registrar and delivered on behalf of the Company against surrender of the certificates representing the Company's Series D Redeemable Preferred Stock and Series E Redeemable Preferred Stock, be validly issued, fully paid and nonassessable.

        (d)   The Rights relating to the Primary Shares, when issued in accordance with the Rights Agreement and as contemplated by the Registration Statement, will be validly issued and binding obligations of the Company, enforceable in accordance with their terms.

        (e)   The Rights relating to the Secondary Shares issued and outstanding on the date of this opinion are validly issued and binding obligations of the Company, enforceable in accordance with their terms.

        (f)    The Rights relating to the Secondary Shares that are not issued and outstanding as of the date of this opinion will, when such Secondary Shares are issued (i) upon conversion of the Company's Series D Redeemable Preferred Stock and Series E Redeemable Preferred Stock and certificates representing such Secondary Shares have been duly executed, countersigned by the Company's transfer agent/registrar and delivered on behalf of the Company against surrender of the certificates representing the Company's Series D Redeemable Preferred Stock and Series E Redeemable Preferred Stock and (ii) in accordance with the Rights Agreement and as contemplated by the Registration Statement, be validly issued and binding obligations of the Company, enforceable in accordance with their terms.

        Our opinions expressed above are subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), (iii) public policy considerations which may limit the rights of parties to obtain certain remedies and (iv) any laws except the General Corporation Law of the State of Delaware.

        We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission. This opinion and consent may be incorporated by reference in a subsequent registration statement on Form S-3 filed pursuant to Rule 462(b) under the Act with respect to the registration of additional securities for sale in the offering contemplated by the Registration Statement.

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        This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.

                      Sincerely,

                      KIRKLAND & ELLIS LLP

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EXHIBIT D

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures to alert us on a timely basis to material information that would be required to include in our periodic filings under the Exchange Act. Exchange Act Rule 13a-15(d) defines "disclosure controls and procedures" to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

        In preparing our consolidated financial statements for the year ended December 31, 2004, the Company determined that its segment disclosures should be restated from one reporting segment as was originally reported to three reporting segments. The Company concluded, with the concurrence of the Audit Committee that the consolidated financial statements for the years ended December 31, 2003 and 2002 required restatement. On March 9, 2005, the audit committee was informed about the segment reporting issue. This restatement is reflected in this Form 10-K for the annual period ended December 31, 2004. Additionally, the Company determined that its financial results for the third and second quarters of 2004 should be restated to reflect an adjustment to revenue recognized under the percentage of completion method of accounting for imputed interest on receivables associated with a long-term contract which will be collected over an extended period of time following the completion of the contract. On February 21, 2005, the audit committee was informed about the adjustment for imputed interest on the receivable associated with a long-term contract. This restatement was reflected in Form 10-Q/A's as previously filed and as reflected in Note 17 to the consolidated financial statements included elsewhere herein.

        The Company has concluded that the errors resulting in these restatements were attributable to control weaknesses related to our financial reporting processes and constituted a material weakness in our internal controls over financial reporting. This is due to the fact that the adjustments and disclosures which resulted in this restatement were not identified by our existing control structure. The control weaknesses primarily related to our internal staff's ability to timely research, evaluate and conclude on technical implementation issues related to the imputed interest on receivables associated with long-term contracts and segment reporting. These issues were identified by management in connection with the year-end audit of our financial statements and began in the 2nd quarter of 2004.

        Accordingly, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were ineffective at December 31, 2004.

        During 2005 management has begun to take action and put procedures in place to correct the weaknesses in our internal controls over financial reporting. The Company has begun to formulate procedures related to documenting and analyzing complex technical issues which will formally document conclusions regarding such matters. These procedures will include preparing memoranda that summarize research and conclusions for complex accounting matters or issues that arise on a timely basis and requiring signoff on the accounting treatment by appropriate financial management. The documentation will go through the appropriate level of review and all approvals will be documented. Management is currently in the process of hiring an independent third party to assist in the preparation of the Company's compliance with Rule 404 of the Sarbanes Oxley Act of 2002.

        There were no other changes in our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to affect our internal control over financial reporting.

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  EXHIBIT D
  ITEM 9A. CONTROLS AND PROCEDURES